RECEIVED

2007 OCT 16 A 10:57

07027154

Rule 12g3-2(b) File No. ~~82-5190~~

082-34643

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date October 10, 2007
Contact Martina C. Erni-Schuler

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

M.C. Erni

Corporate Communications

PROCESSED
OCT 17 2007
THOMSON
FINANCIAL

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 10, 2007 – According to information provided by Merrill Lynch Capital Markets AG, Zurich, on October 8, 2007, Merrill Lynch Group held on October 3, 2007, a total of 10.06% of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 1 272 179 registered shares (9.00 %)
- 150 000 Call Options which provide for or allow actual delivery (1.06 %)

Group members:

- Black Rock Investment Management (UK) Limited
  33 King William Street
  London EC4R 9AS, United Kingdom
- Merrill Lynch Capital Markets AG
  Stockerhof, Stockerstrasse 23
  P.O. Box 773
  8039 Zurich, Switzerland
- Merrill Lynch, Pierce, Fenner & Smith
  4 World Financial Center
  250 Vesey Street
  New York, NY 10080, USA
- Merrill Lynch International
  2 King Edward Street
  London EC1A 1 HQ, United Kingdom

RECEIVED
2007 OCT 16 A 10:57

Said companies are subsidiaries of Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080, USA.

Nature of agreement: group reporting

Identity of representative:
Merrill Lynch Capital Markets AG, Zurich
Simone Schenk, Tel. +41 44 297 75 90

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Corporate Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

END